K9 3/7/02

02019021

SECURITIES [AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

S9 3/6/02

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SEC FILE NUMBER
8- 50992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castlewood Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson, 20th Floor
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman (312) 692-5007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — if individual, state last, first, middle name)

230 W. Monroe Street, Suite 330 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/14/2002

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castlewood Securities, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Patricia A. Rhodes
Notary Public

[signature]
Signature

C.F.O
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

The Members
Castlewood Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Castlewood Securities, LLC as of December 31, 2001, and the related statements of operations and changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Castlewood Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 23, 2002

CASTLEWOOD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Due from clearing organization	$ 403,102
Other receivables	11,158
Investment in NASDAQ Stock Exchange	16,300
	$ 430,560

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 11,000
Members' Capital	419,560
	$ 430,560

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commission income	$ 208,342	
Interest income	13,562	
Total Revenues		$ 221,904
EXPENSES:		
Instinet execution fees	189,171	
Exchange dues / fees	18,250	
Legal expense	812	
Miscellaneous expense	300	
Total Expenses		208,533
NET INCOME		13,371
MEMBERS' CAPITAL, BEGINNING OF YEAR		406,189
MEMBERS' CAPITAL, END OF YEAR		$ 419,560

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATIONS:		
Net income	$ 13,371	
Adjustments to reconcile net income to net cash provided by (used in) operations:		
Decrease in receivables	19,253	
Decrease in payables	(32,624)	
		$ -

SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Organization:

Castlewood Securities, LLC ("Company") was organized under the Limited Liability Company Act of Illinois on April 7, 1998 and approved as a National Association of Securities Dealers (NASD) member on January 5, 1999. Castlewood is a wholly-owned subsidiary of Equitec Group, LLC, formerly known as LaRocque Trading Group, LLC. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the NASD.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis.

Commissions payable represent charges to the Company for order flow.

Exchange memberships are recorded at cost or, if any non - temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital of $392,102, which was $292,102 in excess of its required capital.

4. Principal Transaction Revenues:

During 2001 the Company's principal transaction revenues consisted entirely of proprietary trading and executing of securities transactions totaling $ 208,342.

5. Receivable From Clearing Organization:

The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2001, substantially all assets of the Company are deposited with the clearing organization.

6. Investment in NASDAQ Stock Exchange:

As a registered NASD broker-dealer, the Company has made an investment in The NASDAQ Stock Market, Inc. by purchasing their shares of common stock. The shares are being carried at cost, which approximates fair value.

7. Change in Ownership:

On January, 1, 2001, the Company was sold by Castle Creek at its book value to Equitec Group, LLC. Equitec Group, LLC's majority owner is Dan Asher. Mr. Asher is the majority owner in Castle Creek. The change in ownership for continuation of the broker dealer registration was approved by the NASD.

CASTLEWOOD SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 419,560
Less:	
Non-allowable assets	(16,300)
Due from affiliates	(11,158)
NET CAPITAL	392,102
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 292,102
EXCESS NET CAPITAL AT 1000%	$ 391,002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 11,000
Ratio: Aggregate indebtedness to Net Capital	2.81% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2001.

RAVID & BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Castlewood Securities, LLC

In planning and performing our audit of the financial statements of, Castlewood Securities, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Castlewood Securities, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raich - Bernstein LLP

February 23, 2002

CASTLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

CASTLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS